[Letterhead of Clifford Chance US LLP]
October 22, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Patsy W. Mengiste, Division of Investment Management
Mail Stop 0505

Re:	Seligman Premium Technology Growth Fund, Inc.
(File Nos. 811-22328 and 333-161752)
Dear Ms. Mengiste:
     Thank you for your oral comments on October 15, 2009 regarding the registration statement (the “Registration Statement”) on Form N-2 (File Nos. 811-22328 and 333-161752) for Seligman Premium Technology Growth Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2009. Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations relating to such comments, as requested. These changes have been reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, filed today on EDGAR.

Comment 1.	Fund’s Name. The Fund uses the term “Premium” in its name. Please clearly identify the Fund’s intended use of this term. Please add appropriate disclosure.
Response 1. We have added the requested disclosure as follows: “The Fund expects to generate current income from premiums received from writing call options on the NASDAQ 100.” This disclosure has been added to the cover of the Registration Statement, under the heading “Prospectus Summary—Investment Objectives and Principal Strategies of the Fund” and under the heading “The Fund’s Investments—Principal Strategies.”
SUMMARY
Investment Objective and Principal Strategies

Comment 2.	Technology Companies. The Fund discloses that technology and technology-related companies are those companies that use technology extensively to improve their business processes and applications and may include any companies operating in any industry, including but not limited to software, communications, and information and medical technology. Please include disclosure indicating that the Fund will invest at least 80% of its Managed Assets in companies that generate a majority of their revenues from the technology industry.
Response 2. We have revised the disclosure as follows: “Under normal market conditions, the Fund intends to invest at least 80% of its “Managed Assets” (as defined herein) in a portfolio of technology and technology-related companies that the Investment Manager believes offer attractive opportunities for capital appreciation. These companies are those which the Investment Manager expects will generate a majority of their revenues from the development, advancement, use or sale of technology or technology-related products or services. Technology and technology-related companies may include companies operating in any industry, including but not limited to software, hardware, communications, information, health care, medical technology and technology services, including the internet.”
GENERAL

Comment 3.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
Response 3. We acknowledge your comment.

Comment 4.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933, as amended. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.
Response 4. We acknowledge your comment.
TANDY LETTER

Comment 5.	Notwithstanding our comments, please furnish a letter acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as defense in my proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response 5.
As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:
•     the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•     the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489, or Clifford R. Cone of Clifford Chance US LLP at (212) 878-3180. Thank you.
Very truly yours,
/s/ Leonard B. Mackey, Jr.
Leonard B. Mackey, Jr.

cc:	Paul B. Goucher, Esq.
Sarah E. Cogan, Esq.